News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 22, 2026

Seabridge Gold Reports on Results of Special Meeting of Shareholders

Courageous Lake Spin-out Approved by +99% Vote of Shareholders

Toronto, Ontario - Seabridge Gold Inc. (TSX: SEA) (NYSE: SA) ("Seabridge" or the "Company") today provided the voting results of its special meeting of shareholders held on May 22, 2026. A total of 62,829,369 common shares were represented at the meeting, representing 58.51% of the issued and outstanding common shares of the Company on the record date for the meeting. All matters presented for approval at the meeting were duly authorized and approved, as follows:

1. A special resolution approving an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") between the Company, its shareholders and Valor Gold Corp. ("Valor"), pursuant to which the Company and the Company's shareholders will receive shares of Valor:

	Number of Votes	Percentage of Votes

Votes For:	62,677,638	99.76%

Votes Against:	151,730	0.24%

2. An ordinary resolution approving the proposed restricted share unit and deferred share unit plan of Valor:

	Number of Votes	Percentage of Votes

Votes For:	62,317,300	99.18%

Votes Against:	512,069	0.82%

Terms of the Arrangement

Pursuant to the Arrangement, Seabridge will transfer its 100% interest in the Courageous Lake gold project (the "Courageous Lake Project") located in the Northwest Territories, Canada into Valor, which is expected to become a separately listed issuer on the Toronto Stock Exchange (the "TSX"), then distribute 100% of the common shares of Valor ("Valor Shares") to its shareholders ("Shareholders") by way of a plan of arrangement under the CBCA.

Pursuant to the Arrangement, Seabridge will distribute the 55,000,000 shares to be held by Seabridge in Valor to Shareholders on the basis of one Valor Share for every approximately 1.957 Seabridge shares held.1 The terms of the Arrangement, including the conditions to implementing the Arrangement, and the procedures to be followed by Shareholders in order to receive the securities that they are entitled to receive pursuant to the Arrangement, are further described in the Company's management information circular dated March 30, 2026 (the "Circular") available on Seabridge's website and under its profile on SEDAR+ at www.sedarplus.ca.

1 Based on 107,622,939 common shares of Seabridge currently issued and outstanding.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

The Arrangement is subject to the approval of the British Columbia Supreme Court (the "Court"). The anticipated hearing date for the application for the final order of the Court (the "Final Order") is May 27, 2026. Subject to obtaining the Final Order and the satisfaction or waiver of the conditions to implementing the Arrangement as set out in the arrangement agreement dated March 23, 2026 between the Company and Valor, the Arrangement is anticipated to be completed on or about June 3, 2026.

Valor has applied to be listed on the TSX and to have its shares quoted on the OTCQB Venture Market (the "OTCQB") in the United States. Subject to the satisfaction of all necessary conditions of the TSX and OTCQB, the receipt of the Final Order, and the completion of the Arrangement, it is anticipated that the Old Seabridge Shares (as defined below) will be suspended from trading on TSX and NYSE as at close of trading on the first trading day following the closing date of the arrangement, and the New Seabridge Shares (as defined below) will be listed for trading under a new CUSIP/ISIN on TSX and NYSE as at open of trading on the second trading day following the closing date of the arrangement. Assuming the Arrangement is completed on June 3, 2026, the Old Seabridge Shares are anticipated to be suspended from trading from TSX and NYSE as at close of trading on June 4 and the New Seabridge Shares would be listed for trading on TSX and NYSE as at open of trading on June 5, 2026. It is similarly expected that the Valor Shares will be listed for trading on TSX at the same time as the New Seabridge Shares, being the open of trading on June 5, 2026. The timing of the commencement of trading of the Valor Shares on the OTCQB will be announced in a separate news release of Valor once formal approval is received from the OTCQB.

Procedure to Exchange Shares

The procedure for a shareholder to exchange their pre-Arrangement Seabridge common shares ("Old Seabridge Shares") for post-Arrangement Seabridge common shares ("New Seabridge Shares") and Valor Shares depends on how Old Seabridge Shares are held.  Information is provided below, as well as in the Company's management information circular dated March 30, 2026, available under Seabridge's issuer profile on SEDAR+.

Non-Registered (Beneficial) Shareholders

If you hold your common shares of Seabridge through a broker, the exchange of shares will be processed automatically through CDS or DTC (as applicable).  Seabridge recommends that you contact your broker to confirm if any steps are required by your broker in order to receive the New Seabridge Shares and Valor Shares in exchange for your Old Seabridge Shares following completion of the Arrangement.

Registered Shareholders

If you hold your common shares of Seabridge directly in a registered position (with a share certificate or DRS advice statement), you must take action to exchange your Old Seabridge Shares for New Seabridge Shares and Valor Shares.

Computershare Investor Services Inc., the depositary under the Arrangement (the "Depositary"), mailed the Letter of Transmittal to registered Shareholders, which should be used by such Shareholders to exchange their certificates representing Old Seabridge Shares for DRS advices representing New Seabridge Shares or a physical certificate for New Seabridge Shares and DRS advices representing Valor Shares or a physical certificate for Valor Shares, when the Arrangement is completed. Until exchanged, each certificate representing Old Seabridge Shares will, after the Arrangement, represent only the right to receive, upon surrender in accordance with the Letter of Transmittal, New Seabridge Shares and Valor Shares.

Registered Shareholders must deliver to the Depositary: (a) their certificate(s) representing such Old Seabridge Shares, if any, (b) a duly completed Letter of Transmittal, and (c) such other documents as the Depositary may require, in order to receive the certificates or DRS advices representing the New Seabridge Shares and Valor Shares to which they are entitled pursuant to the Arrangement.

DRS Advices or a physical certificate, if so requested, for the New Seabridge Shares of a registered Shareholder and Valor Shares who provides the appropriate documentation described above, will be registered in such name or names and will be delivered to such address or addresses as such holder may direct in the Letter of Transmittal as soon as practicable following the Arrangement and after receipt by the Depositary of all of the required documents.

Registered Shareholders are encouraged to complete and return the Letter of Transmittal, together with the certificate(s) representing your common shares of Seabridge and any other required documents and instruments, to the Depositary (at its principal offices in Toronto), in accordance with the instructions set out in the Letter of Transmittal so that if the Arrangement is approved, the consideration for your common shares can be sent to you as soon as possible following the Arrangement becoming effective. The Letter of Transmittal contains other procedural information related to the Arrangement and should be reviewed carefully.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Bronson Corridor projects are located in Northwest British Columbia, Canada's "Golden Triangle". Its Snowstorm project is in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit Seabridge's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, the New York Stock Exchange, the OTC Markets, nor their Regulation Services Providers accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: the Company's intention to spin-out Valor by way of plan of arrangement with the resulting distribution of its shares to Shareholders; the completion of the steps of the spin-out and the timing of completion of the spin-out, including the anticipated receipt of TSX and OTCQB approvals and the Final Order; the targeted listing of the New Seabridge Shares on the TSX and the NYSE, and the targeted listing of the Valor Shares on the TSX and OTCQB, and the timing thereof; and the anticipated focus of Valor post-spin-out being the advancement of the Courageous Lake Project.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: the spin-out may not occur on the timeline anticipated or at all; the structure of the spin-out is subject to change; the Company does not receive the necessary approvals for the transaction, including TSX and court approvals or is not able to satisfy the conditions to the Arrangement; the shares of Valor may not be listed on the TSX or quoted on the OTCQB on the timeline anticipated or at all; the anticipated exploration focuses of Valor may not be as anticipated; changes occur in the underlying facts used to calculate a resource or reserve estimate or the geologic characteristics of the project that make declaration of a mineral resource or mineral reserve problematic; and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chair & C.E.O.

For further information please contact:
Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292

Email: info@seabridgegold.com